

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

June 6, 2018

<u>Via E-mail</u>
William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares LLC
205 Hudson Street, 7th Floor
New York, NY 10013

   **Re: GraniteShares Gold Trust
     Registration Statement on Form S-1
     Filed June 5, 2018
     File No. 333-225431**

Dear Mr. Rhind:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact me at 202-551-3758 with any questions.

          Sincerely,

          /s/ Sandra Hunter Berkheimer

          Sandra Hunter Berkheimer
          Staff Attorney
          Office of Real Estate and
          Commodities

cc: W. Thomas Conner, Esq.
   Vedder Price P.C.
   Via E-mail